

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2016

Yuying Zhang
Chief Executive Officer
Shineco, Inc.
2nd Floor, Wanyuan Business Center
10 N Hongda Road
Daxing District, Beijing 100176
People's Republic of China

>   **Re: Shineco, Inc.**
>   **Post-effective Amendment to Form S-1**
>   **Filed July 1, 2016**
>   **File No. 333-202803**

Dear Mr. Zhang:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You indicate on the cover page of the registration statement that the approximate date of commencement of proposed sale to the public is "from time to time after the effective date of this Registration Statement." Please note that you are not qualified to engage in a delayed offering pursuant to Rule 415 with respect to the offering to the public. Please advise or revise accordingly.

2. The Amendment to Escrow Deposit Agreement states that "the Company and Placement Agent will provide all Subscribers to the Offering with the Supplement along with the PPM and require those Subscribers who have invested in the Offering without first receiving the Supplement to reconfirm his, her or its participation in the Offering or withdraw from the Offering." As this language implies subscribers may have already invested in the offering, please tell us the amount of any funds you have received from investors in this offering to date.

3. The language referenced in the immediately preceding comment also indicates that you are asking for reconfirmations from any investors who have previously invested in your offering based on the prior offering documents. Please explain how a reconfirmation procedure is appropriate in light of the material changes in this offering, including the reduced price, reduced minimum and maximum, the extended termination date as well as the presence of previous and written notice thereof, and the changes to the use of proceeds. In addition, if any funds have been received based on the prior offering documents, please tell us whether any such funds have been promptly returned to investors after July 1, 2016, and how your reconfirmation procedure conforms with requirements of Rules 10b-9 and 15c2-4.

4. We note from the cover page and page 7 that the NASDAQ Capital Market approved the application to list your common stock on April 28, 2016. Please tell us if there is a time limit with respect to this approval, and whether it will remain in force until you issue shares of common stock and listing begins.

5. Please tell us when you plan to price the offering and when you intend to disclose the offering price. The Amendment to Escrow Deposit Agreement suggests that you have already set the offering price at $4.50 per share, stating that "Each Share is being sold at a price of $4.50 per Share." In addition, please tell us how you have complied with or intend to comply with Rule 430A with respect to filing the information omitted pursuant to that rule.

6. Please revise to disclose the status of the offering including the amount of funds you have received to date.

7. We note your statement on page 6 regarding the "assumed initial public offering price of $4.50 per share of common stock, the midpoint of the range set forth on the cover page of this prospectus." However, $4.50 is not the midpoint of the range of $4.00 and $6.00 stated on the cover page. Please revise accordingly.

Executive Compensation, page 83

8. Please revise to include Executive Compensation disclosure for the year ended June 30, 2016. Please tell us whether you are required to disclose the compensation of your CFO Mr. Wang, or any other executive officers.

Where You Can Find More Information, page 104

9. Please revise the statement that you "hereby incorporate by reference in this prospectus all documents [you] file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act before termination of this offering" as it appears you are not eligible to incorporate by reference. In order to be eligible to incorporate by reference, General Instruction VII.C to Form S-1 requires that the registrant "has filed an annual report required under Section 13(a) or Section 15(d) of the Exchange Act for its most recently completed fiscal year," and you have not yet filed an annual report.

Undertakings, page II-7

10. Please revise to provide the undertakings required by Item 512(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Anthony W. Basch
        Kaufman & Canoles, P.C.